Exhibit 99.1

Draganfly Announces Closing of US$10 Million Strategic Investment

TAMPA, Fla., September 29, 2026 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an industry-leading developer of drone solutions, systems and technologies, today announced the closing of its previously announced registered direct offering of 1,869,159 common shares of the Company at a price of US$5.35, for gross proceeds of approximately US$10 million, before deducting placement agent discounts and offering expenses (the “Investment”).

Jett Capital Advisors, LLC and Northland Capital Markets acted as joint-lead placement agents for the Investment.

Draganfly intends to use the net proceeds to accelerate the development of advanced strategic capabilities and to fund general working capital in meeting demand for its products in the rapidly maturing U.S. and international markets.

The Investment was made pursuant to an effective shelf registration statement on Form F-10, as amended (File No. 333-290823), previously filed with the U.S. Securities and Exchange Commission (“SEC”) and which became automatically effective on February 25, 2026, and the Company’s Canadian short form base shelf prospectus dated October 24, 2025 (the “Base Shelf Prospectus”). Draganfly offered and sold the securities in the United States only. No securities were offered or sold to Canadian purchasers. The Nasdaq Stock Market was not required to be notified for this transaction.

A prospectus supplement and accompanying Base Shelf Prospectus relating to the Investment and describing the terms thereof has been filed with the applicable securities commissions in Canada and with the SEC in the United States and is available for free by visiting the Company’s profiles on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca or the SEC’s website at www.sec.gov, as applicable. Copies of the prospectus supplement and accompanying Base Shelf Prospectus relating to the Investment may be obtained by contacting Jett Capital Advisors, LLC, at 712 Fifth Ave, 11th Floor, New York, NY 10019, Attention: General Inquiries, or by telephone at +1-212-616-0430 or by email at info@jettcapital.com, or Northland Securities, Inc., at 150 South Fifth Street, Suite 3300, Minneapolis, MN 55402, Attention: Valencia Day, or by telephone at +1-612-851-4917, or by email at vday@northlandcapitalmarkets.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 27 years, Draganfly delivers award-winning technology to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8)

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements in this news release include, but are not limited to: statements regarding the intended use of proceeds; expansion of U.S. and North American manufacturing, development and commercialization of drone, counter-UAS and autonomous technologies, potential future orders under existing contracts, potential strategic relationships, acquisitions and partnerships, and the Company’s anticipated opportunities within U.S., Canadian and allied defense markets. Forward-looking statements are based on the current expectations of management, are subject to numerous assumptions, risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from those expressed or implied. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Draganfly believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and Draganfly is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws. Investors are cautioned not to unduly rely on these forward-looking statements and are encouraged to read the Investment documents, as well as Draganfly’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.